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RECEIVED

2008 OCT 17 A 9:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08005419

October 15, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

PROCESSED
OCT 22 2008
THOMSON REUTERS

Masahisa Ikeda

Enclosure
MI/KM/ms

10/17

TKDOCS01/43958.3

Exhibit A

Documents for which English versions are readily available

No.		Date released
Document Disclosed Voluntarily by the Company:		
1.	Olympus Corporate Social Responsibility Report Digest (Exhibit A-1)	August 2008
Press Releases:		
1.	Press release entitled "Olympus Medical Systems Developed the Concept Model, Multi-Tasking Endoscope System, Toward the Realization of Future Minimally Invasive Therapies to Surpass Laparoscopic Surgery" (Exhibit A-2)	September 1, 2008
2.	Press release entitled "Global Warming Witness - Mitsuaki Iwago Special Part 3: Shiretoko, Japan 'Our Earth's true nature' due for general launch October 24" (Exhibit A-3)	September 19, 2008
3.	Press release entitled "'Olympus E-System' Four Thirds System-compliant New Interchangeable Lens Type Digital SLR Camera Under Development" (Exhibit A-4)	September 22, 2008
4.	Press release entitled "'Olympus E-System' Micro Four Thirds System-compliant New Interchangeable Lens Type Digital Camera Under Development" (Exhibit A-5)	September 22, 2008

OLYMPUS

Your Vision, Our Future

Olympus Corporate Social Responsibility Report Digest

Toward the Realization of a Better Livelihood and Happiness

Social IN 2008

Social Value
IN the Company

Exhibit A-1

Introduction

The Olympus Group published its first “Environmental Report” in 2000. In 2005 the report was expanded to include governance and the social aspects of the Group’s activities, and it has since been published as the “Corporate Social Responsibility Report.” In 2008 we began to publish comprehensive information about our CSR activities on our CSR website. This booklet is a digest version of the information on the website. It describes new initiatives during fiscal 2007 and presents key information. The content is presented with reference to the Olympus Group Corporate Conduct Charter (see Page 3).

Further information about the corporate and environmental activities of Olympus can be found on the following website.

WEB **Olympus CSR website http://www.olympus-global.com/en/corc/csr/**

Contents

Olympus Vision 2

Olympus Group Corporate Social Responsibility Report Digest FY 2007 5

- **Feature 01: Policies for Corporate Activities (Social Report) 7**
- **Feature 02: Involvement with People (Social Report) 9**
- **Feature 03: Harmony with the Environment (Environmental Report) 11**
- **Feature 04: Good Relationship with the Communities (Social Report) 13**

Harmony with Local Communities 15

Summary of Economic, Social and Environmental Performance Data for the Olympus Group 17

Future Social and Environmental Goals for the Olympus Group 18

Scope

Period: April 1, 2007-March 31, 2008

Organizations		
	Economic Report	Olympus Corporation and its consolidated subsidiaries and affiliated companies
	Social Report	Olympus Corporation, Olympus Imaging Corporation, Olympus Medical Systems Corporation
	Environmental Report	Olympus Corporation, Olympus Imaging Corporation, Olympus Medical Systems Corporation, major production and logistics subsidiaries in Japan, major overseas production subsidiaries

* The ITX Group is currently coordinating its CSR policies with those of the Olympus Group. Unless otherwise stated, it is excluded from the scope of this report.
* Environmental data presented in this report may vary from that of the results stated in past reports or on the website. This is due to continuous examination of our operations, past and present, to ensure accurate and consistent reporting..

Reference Guidelines

- Environmental Reporting Guidelines (FY2007) of the Ministry of the Environment, Japan
  * Comparative tables for the Global Compact have been posted on our website. WEB
- Environmental Reporting Guidelines (FY2005) of the Ministry of the Environment, Japan



Olympus aims to realize a better livelihood and happiness for all through its activities as a value-creating enterprise.

Tsuyoshi Kikukawa
President
Olympus Corporation

"Social IN" Philosophy—Our Continuing Commitment to Value Creation

Formulated in 1994, our "Social IN" management philosophy is our determination to help all people achieve health and happiness in their lives by working as an integral member of society, by sharing our values, and by offering new values to society. This philosophy is the basis for all Olympus products, solutions, software, services and social contribution activities.

To offer new value is in other words to create corporate value. The establishment of Olympus in 1919 was inspired by its founder's ambition to contribute to the advancement of medicine by manufacturing high-quality microscopes in Japan in order to produce Japanese users an alternative to expensive imported models. Microscope manufacturing requires precision processing technologies and an advanced knowledge of optics. The technological heritage created in that era would later form the foundation for our other products, including film cameras, digital cameras and endoscopes. We developed the world's first practical endoscope in response to a request from a clinician who wanted a camera capable of observing the inside of a patient's stomach. This dedication to the needs of society and determination to offer new

value by exploring new frontiers continue to shape our corporate culture today. These qualities are our foundation as a value-creating enterprise.

Building Win-Win Relationships with Our Stakeholders

From a business management perspective, it is necessary to maximize corporate value while offering new value to society. Corporate value can be measured in terms of financial value, corporate fundamentals or intellectual capital. I regard corporate fundamentals as the most important of these. I want all Olympus officers and employees to apply our "Social IN" management philosophy to their day-to-day activities, and I want Olympus to be a company viewed with pride by all stakeholders—customers, shareholders, suppliers and employees and their families. This is the foundation on which we must build reciprocal win-win relationships based on strong trust with all of our stakeholders.

Of course, the creation of win-win relationships requires the development of systems and policies through which our philosophy can be realized. That is why we have adopted the Olympus Group Corporate Conduct Charter as a set of basic principles that all officers and employees must apply to our business activities. We have also established a code of conduct defining rules and behavior standards for our officers and employees.

Olympus is member of the United Nations Global Compact, and we have incorporated the 10 Global Compact principles into our Corporate Conduct Charter and code of conduct. The Global Compact is a pledge to the international community. We are hard to retreat from this commitment, since we are required to report annually on our initiatives. Our membership of the Global Compact reinforces our employees' awareness of the required standard of conduct. It is also a great source of pride for them. We refer to our management philosophy, Corporate Conduct Charter and code of conduct as "the Olympus backbone," and we are determined to ensure full compliance with all of these requirements by all Olympus Group companies, including overseas subsidiaries.

I have always believed that corporate value is the sum of the value of each individual in the organization. To maximize our corporate value, we must maximize the value of each individual. That process must begin with a commitment by each of us to improve our own value. To provide organizational support, we are reforming our goal management system. (See Feature 02)

Social Contribution through our Business Activities

In addition to our efforts to provide the value sought by society, we also undertake a variety of social contribution initiatives in fields relating to our business activities. Examples include the "Brave Circle" campaign to awareness colorectal cancer (see CSR Report 2007), and the "A Day in the Life of AFRICA" (DITLA) program, through which we helped to raise awareness of the Millennium Development Goals through photographic images depicting life in Africa. (See Feature 04)

For over 40 years we have been a co-sponsor of the

Management Philosophy of the Olympus Group

Toward the Realization of a Better Livelihood and Happiness


Social IN
We establish a relationship with society through the three "INs."
INvolvement
Social Involvement
INsight
Sharing Society Values
INspiration
Creating New Values

Social IN comes from Social Value IN the Company, a concept of incorporating social value into the Company's activities. The philosophy is also based on the three INs of INvolvement, INsight, and INspiration defining the relationship of the Company and society.

Olympus Group Corporate Conduct Charter (Extracts)

Based on the fundamental concept of Social-IN and being fully aware of its responsibilities as a corporate member of society and as a company prized by people with various value systems around the world, the Olympus Group continues to provide value for our society in support of the livelihood and happiness of people all over the world. The Olympus Group, with a strong sense of ethics, engages in global corporate activities while strictly complying with relevant laws and regulations.

Policies for Corporate Activities	1. Sound corporate activities 2. Act on behalf of the customer
Involvement with People	3. Respect for human rights 4. Working environment with vitality
Involvement with Society	5. Harmony with the environment 6. Good relationship with the community

WEB **http://www.olympus-global.com/en/corc/olycsr/philosophy/csrcorporate.cfm**

Natural Science Observation Contest. Another initiative is the "Exciting Wakuwaku Science Workshop" for children. Olympus staff volunteer their time to support this educational program. Hirofumi Tsuchida, who leads this program, received an award from the Minister of Education, Culture, Sports, Science and Technology in 2008 in recognition of his efforts to promote understanding of science and technology.

I am especially proud of our activities in the field of medical science, through which we contribute directly to society. We provide training in diagnostic technology using endoscopes and other equipment at locations throughout the world. We are also working to prevent endoscope breakdowns, which result in increased costs for medical institutions. (See Feature 01) Another focus of our activities is the development of minimally invasive endoscopic procedures. These help to reduce the impact on patients by avoiding the need for major incisions on the chest or abdomen. Benefits include faster recovery, shorter hospital stays, improved quality of life (QOL), and reduced medical expenses. In the future we aim to contribute to all aspects of human health through a comprehensive involvement in preventive medicine, testing and diagnosis, therapy and care.

Helping to Build a Sustainable Society and a Sound Environment

We also aim to contribute to the creation of a sustainable society and a sound environment through the activities of the Olympus Group. By reducing energy consumption in factories (See Feature 03), and by creating environmentally conscious Eco-Products, we are working to minimize environmental loads across the entire Olympus Group. In preparation for the launch of our new medium-term basic management plan in 2009, we are currently studying ways to monitor and reduce the impact of our business activities on the environment, including global warming, so that Olympus can contribute to the realization of the sustainable society on a higher level.

To realize the Olympus Group's goal of bringing health and happiness to the lives of people everywhere, all individuals working for the Group are encouraged to fulfill their social responsibilities at work and in their private lives. In this way, we can raise the standard of CSR activities throughout the Olympus Group and build a win-win relationship with society. As individuals, we also need to base our behavior on awareness of our responsibility to future generations.



Olympus President Tsuyoshi Kikukawa supports a campaign to eradicate colorectal cancer by wearing a "Brave Circle" badge.

UN Global Compact

Olympus agrees with the 10 principles of the UN Global Compact and has participated in the Compact since October 2004. Details of the Global Compact can be found on the websites of the United Nations Information Centers.

WEB http://www.unglobalcompact.org

CSR Concept of the Olympus Group



Social IN
Contribution to Society through Business: by providing needed value to society and producing profits through business
Contribution to Society through Other Voluntary Activities: by investing in society and establishing a meaningful relationship with it
Shareholders
Business partners
Employees
Local communities
Customers
International community
Compliance (with laws, regulations and corporate ethics) to faithfully carry out our duties
Economy, society, and the environment
CSR = Development of both society and Olympus
Voluntary activities
Duties

We believe that the Olympus Group's CSR activities help us continually improve our corporate activities that combine basic duties with voluntary initiatives as extra distance to achieve our management philosophy of "Social IN."

Toward the Realization of a Better Livelihood and Happiness

As a company dedicated to continuously creating value-added products and services and contributing to health, happiness and livelihood for people, Olympus approaches CSR activities to build win-win relationships with all stakeholders. Details of our CSR activities can be found on the following website.

WEB **Olympus CSR website** **http://www.olympus-global.com/en/corc/csr/**

[Policies for Corporate Activities - CSR Procurement]

The Olympus Group works to improve its own corporate value and that of its suppliers through collaborative CSR initiatives spanning the entire supply chain. Specifically, we fulfill the standard for working in partnership with our suppliers by making compliance with laws and regulations and respect for human rights and the environment fundamental requirements for all business transactions, and by ensuring that all transactions are fair and open.


Shareholders/
Investors

[Policies for Corporate Activities - Sound Business Activities]

In keeping with the basic principles expressed in its "Social IN" philosophy, Olympus maintains, administers and continuously improves systems to ensure that its business operations are conducted in an appropriate manner, and in compliance with all laws and regulations. In fiscal 2007, we continued to implement compliance education programs while also improving our internal control systems, including measures to ensure the accuracy and reliability of financial reporting.


Suppliers
Olympus
R&D
Production
The
Environment

[Harmony with the Environment]

We aim to contribute to the creation of a healthy environment and a society capable of sustainable development by respecting human health and safety and the natural systems on which they depend, and by emphasizing harmony with the environment in our technology development and business activities. We are working to minimize environmental loads at all stages of our product lifecycles as possible, to create environmentally conscious products, and to ensure that our global business activities are in harmony with the environment.

Feature 03 Japan-China Joint Initiatives to Reduce CO_2 Emissions → P11

[Policies for Corporate Activities - Customer-Focused Activities]

We want every customer to be pleased that they chose Olympus. This is reflected in the establishment of organization-wide systems to support "Voice of Customer" (VOC) activities, and in the enhancement of our customer satisfaction (CS) training courses for employees at all levels.
In fiscal 2007 we improved the collection and analysis of VOC data. We also achieved improvements in the usability of our products, including the application of universal design principles, and further enhanced our repair services.

Feature 01 Working together with Endoscope Technicians to Prevent Product Malfunctions → P7

Environmentally Responsible Logistics

Olympus is determined to minimize environmental loads of the delivery of its products and services to customers, by emphasizing environmental factors in choosing transportation methods, and by using appropriate packaging. Additionally, to optimize transportation efficiency, we are continually improving our packaging technology to reconcile the need to protect products during transportation with the need to protect the environment.


Customers
Sales, Repair and Services
Employees and their Families
Society

[Involvement with People]

Employees are the Olympus Group's most valuable assets. We want to provide the best possible working environments for our employees. We achieve this by respecting human rights, and by providing attractive work opportunities as the basis for enhanced personal growth and corporate growth. To ensure that our working environments are safe and pleasant, we comply with laws and regulations in all of the countries in which we operate and implement measures based on the characteristics of individual overseas subsidiaries.

Feature 02 New Reforms to Support Both Personal Growth and Organizational Development → P9

[Good Relationship with the Community]

We disclose information and promote two-way communication, both to inform the public about the philosophy and activities of the Olympus Group, and also to ascertain what society expects from Olympus. Olympus is continually using own management resources, including its technology and human resources, in social contribution activities. We regard such contributions to society as an essential part of our efforts to build good relationships with all stakeholders as a global citizen.

Feature 04 Contribution to Achieve the Millennium Development Goal → P13



Closer Communication with Front-Line Medical Personnel

Minor problems with endoscopes can be avoided through correct use. The first step is to educate endoscopy technicians. Endoscope malfunctions can be costly, but the biggest problem is that equipment becomes unavailable for use. Yet endoscope technicians may not have a clear understanding of what is meant by "malfunction prevention," and they cannot be expected to follow minutely detailed instructions before starting every procedure. Either endoscope technicians will need to be more alert to potential problems when they inspect their equipment in the context of day-to-day operations, or Olympus will need to step up its training in malfunction prevention. We tell our members to work closely with service engineers, because they have first-hand knowledge of how equipment is used in front-line situations. Service engineers can help technicians to improve their sensitivity to problems with their equipment by providing input based on the information that they gather while visiting a variety of sites. The Japan Gastroenterological Endoscopy Technicians Society asked Olympus to create a data base of equipment malfunctions, to provide information about repairs and costs and to disclose their repair processes. Olympus has met all of these requests. In the future we hope that Olympus will also provide feedback based on information received at its customer advice centers.

Kimihide Tamura
President,
Japan Gastroenterological Endoscopy Technicians Society

A field service engineer visits a medical institution.

Working together with Endoscope Technicians to Prevent Malfunctions

Endoscopes are one of the most important types of medical equipment. By allowing clinicians to observe internal conditions directly, they play a vital role in the early detection and treatment of disease. Since developing the world's first practical gastroscope in 1950, Olympus has continued to contribute to the advancement of medicine and improvement in patients' quality of life as a leading endoscope manufacturer. The task of Olympus service engineers is to ensure the early detection and treatment of problems that could cause endoscopes to malfunction.

Delicate, Precision-Engineered Devices

Endoscopes manufactured by Olympus are used in countless medical institutions. These precision-engineered devices are designed for direct insertion into patients' bodies, and some of their components are extremely delicate and require careful maintenance and repair. "Medical professionals are our customers, and our mission is to ensure that they can use our equipment safely and with confidence," says Fumio Watanabe, an endoscope service engineer working for the Field Service Planning Group of Olympus Medical Systems Corp. "Any reduction in repairs is better for them, and better for us." Malfunctions in crucial components, such as the CCDs that form the "eyes" of endoscopes, can result in expensive repairs that may put a strain on the budgets of medical institutions. Patients are also inconvenienced because of the need to suspend endoscopic procedures until equipment can be repaired. Yet most endoscope malfunctions are preventable. Olympus field service engineers (FSEs) and sales personnel are working closely with the Japan Gastroenterological Endoscopy Technicians Society to establish preventive care systems based on the early detection and "treatment" of endoscope malfunctions.

New Approval System for Instructors

Endoscope operation requires a high standard of technical skill and knowledge of safety requirements. The Japan Gastroenterological Endoscopy Technicians Society administers an approval system for endoscopy technicians. At the request of the Society, which is a national organization for endoscopy technicians, Olympus supports training for technicians by holding about 40 courses and seminars throughout Japan each year. Olympus FSEs and sales personnel act as instructors for these programs. To ensure a consistent standard of training at all programs nationwide, Olympus introduced an instructor approval system three years ago with the cooperation of the Society. The textbooks used have also been standardized. "Olympus and the Society agreed on the need for this approach," recalls Kenji Koyata, head of a technical team in the Endoscope Marketing Group of Olympus Medical Systems Corp. "The process of obtaining approval from the Society raises our standards and provides additional motivation. We have also expanded our distribution of detailed information through pamphlets, journals and other media."

Reciprocal Win-Win Relationships

Olympus emphasizes the importance of malfunction prevention. This requires four steps: 1) the analysis of malfunctions, 2) cause estimation and the development of preventive measures, 3) education about malfunction prevention, and 4) maintenance and follow-up activities. The first three of these steps require cooperative efforts by Olympus and the Society. Olympus FSEs visit medical institutions to provide product information and offer appropriate advice about how equipment should be handled and stored and other aspects. Olympus established a proactive program of user visits in 2007. As a result of this initiative, some medical institutions are already reporting improvements in equipment handling and maintenance costs.

Preventive maintenance is now the main focus of the repair reports given to users when replacement parts are delivered. These reports provide detailed information about the repair and the replacement parts used. They also include information about the probable causes of problems and suggestions for the prevention of recurrences. These efforts to prevent malfunctions also lead to the discovery of user needs that can be reflected in product development. The result is a win-win relationship with benefits for both Olympus and users.

Step-up chart for malfunction prevention initiatives


Implementation
Manufacturer
Users
Step1
Malfunction analysis
Analysis of malfunction based on statistics about past problems
Manufacturer
Users
Step2
Cause estimation
Development of preventive measures
Identification of causes based on analysis, clarification of preventive measures
Manufacturer
Users
Step3
Education
Provision of detailed preventive knowledge through seminars for all users
Users
Step4
Maintenance, follow-up
Regular seminars, creation of manuals based on preventive case studies



Expectations toward New Human Resource Management Systems–With Development Circle of Individuals' Ideas about the Future Altogether

The views of the union were reflected in the "Development Circle" project, and I am indirectly involved through the provision of information. Particular emphasis is placed on initiatives to ensure that every individual is heard. For example, there are female-only meetings to give female workers opportunities to express themselves freely.

Generally there is no gender discrimination in human resource management systems. However, there are cases in which female workers find it difficult to reconcile their life plans with their career plans. For example, it may be difficult for female workers with children to work in certain jobs or at certain sites. Even if a system appears good at first glance, it will be useless unless it is seen to be good by the people who work under it. Fortunately Olympus has a culture based on mutual respect. Those working in large organizations cannot expect to be able to achieve 100% of employees' aspirations. However, I believe Olympus appears to have created an environment that allows the goals of individuals to be reconciled as far as possible with the goals of the organization so that everyone can reach his or her full potential. As an employee, and as someone with a sense of participation in that culture, I intend to do everything I can to reinforce it.

Shinobu Namba
Tokyo Branch Representative, Olympus Labor Union

Workers in the Tokyo office of Olympus Imaging Corporation

New Reforms to Support Both Personal Growth and Organizational Development

In 2006, Olympus revised its human resource strategy to establish a new vision based on the perspectives of management, individuals and the organization (see diagram below). This vision is now being put into effect through human resource management reforms. The reforms are designed to support continuing growth for both individuals and the organization by management-labor cooperation. The "Development Circle" project is the first stage in a reform process that will strengthen human resource development in Olympus.

Goal Management System Revised to Reflect Environmental Change

In 1998 Olympus substantially amended its qualification-centered human resource management system. This change was accompanied by a transition to a new goal management and evaluation system known as "Management by Objective and Self-control" (MBO*). However, the management environment has changed radically over the past 10 years as a result of accelerating business expansion, and there has been a growing tendency to focus on the achievement of short-term results through measures that emphasize localized optimization and the development of resources capable of immediate deployment. "We adopted a new human resource management strategy in 2006, but as we were developing this strategy it became apparent that we would need to reform the MBO system at the same time," says Kenya Mori, acting deputy section manager of the Human Resources Planning Group. "There wasn't sufficient sharing of our vision within the organization, and we felt that we were not helping every individual to reach his or her full potential, because our goal management and evaluation mechanisms were limited to assessment systems. That is why we started to think about ways to establish a true results-based structure that would encourage individuals to achieve personal growth while working toward shared aspirations."

* Under the MBO system, organizational goals are broken down into personal goals that are carefully managed by individuals. This management system enhances organizational goal attainment while also contributing to human resource development.

Verifying Hypotheses through Wide-Ranging Workplace Input

Olympus Group employees set personal goals based on policies set at higher levels within the organization. These goals are determined through negotiation between employees and their supervisors. To ensure that organizational goals are achieved, supervisors must communicate policies clearly to their subordinates, who must in turn have to work toward strategic objectives with a sense of personal determination. This is not possible unless employees and their supervisors can share their ideas through close communication. The Human Resources Department believes that the answer can be found in the workplace. It reviewed the new system after canvassing views in the workplace with the cooperation of divisional managers and the union, as the organization representing employees.

The core focus of the new human resource management system is the reinforcement of communication between individuals. Priority was given to this aspect during the reform process. In December 2007, when the framework of the new system was beginning to take shape, a labor-management roundtable meeting was convened by the Human Resources Department. This meeting was held immediately after the conclusion of the union conference and was attended by approximately 100 union representatives. A variety of views and questions were put forward at the meeting. "Someone said that the systems would not function properly because most of the executives act not only as managers, but as busy players." recalls Kenya Mori. "However, others thought that while the new system might be difficult to implement throughout the organization, we should all work together to drive the reform process. I realized that there were still issues, but when I heard these and other views, I felt a strong sense of personal involvement and became determined to confront and overcome any problems."

Trial Involving over 10% of Employees

In March 2008 Olympus launched the "Development Circle" project as a trial of the new MBO system. Although the project is still at the experimental stage, over 10% of employees will participate. The project will include a review of the new system, which will be implemented in April 2009. There will also be group-wide management training based on case studies from the trial.

The "Development Circle" project is significant for two reasons. First, this goal management system will provide a framework for the development of people and the organization within the PDCA cycle. Second, the new system is designed to create a "Development Circle" that will spread a culture of support for personal growth motivation throughout the Olympus organization. In this way, Olympus wants to establish a corporate culture in which all people can share the sense of satisfaction that comes from growth achieved by continually meeting challenges.

Basic Policy on Human Resource Strategy

"We will maximize the value and attractiveness of work as a driving force for personal growth and organizational development."

Vision

Management	Individuals	Organization
New Work Philosophy	Growth Philosophy	Shared aspirations
Management will continually strengthen the potential of the organization by helping individual members to reach their full potential through training and guidance centering on the value and attractiveness of work.	Individuals will fulfill their expected roles within the organization by achieving personal growth through work.	The organization will build solid relationships based on trust through the sharing of a vision toward which everyone can work.

Overview of the Development Circle Project

This human resource management reform project is being implemented as a trial of a goal management structure-designed to increase innovative potential in the workplace by motivating individuals to achieve growth. Multiple representatives of 27 organizational units will participate in the project. The total number of participants is over 400, which is equivalent to 12% of all employees.

The information in this feature, including descriptions of systems, relate to organizational units covered by the Corporate Social Responsibility Report.

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[illegible]ely impressed that Olympus has launched emission reduction initiatives in China, which accounts for 50% of all CO_2 emissions by the Olympus Group. I also hope that Olympus will proactively disclose information about its deliberations on the extent to which it can reduce its CO_2 emissions, and by when, and on the strategies that it will use to achieve its targets. That information should ideally relate to total emissions. If Olympus really regards the reduction of CO_2 emissions and the prevention of global warming as an urgent priority in relation to its business development plans, I hope that it will base its approach on long-term targets covering the period to around 2050, and that it will set an example for other manufacturers by implementing specific measures in areas that require action now.

While efforts within a business context are important, I hope that Olympus will also make positive use of its capabilities as a global enterprise. For example, Olympus is already using natural energy in Japan, Europe and North America and could explore the feasibility of using this technology in China, too. I see the fact that Olympus is using FSC-certified paper in this booklet as an extremely significant improvement in your basic approach to environmental communication.

Yumiko Kawamura

Director, Fundraising & Marketing Communications
World Wide Fund for Nature (WWF) Japan



Workers in Japan and China take part in a video conference.

Japan-China Joint Initiatives to Reduce CO_2 Emissions

Carbon dioxide (CO_2) is seen as a cause of global warming. As an enterprise dedicated to healthier and more fullfilling lived of people around the world, the Olympus Group sees contribution to global warming prevention as one of its most important priorities and is working actively to reduce CO_2 emissions through energy conservation measures. We are placing particular emphasis on the reduction of emissions in China, which accounts for around 50% of the total CO_2 emissions of the Olympus Group.

Increased Production in China Reflected in Higher CO_2 Emissions

The Shenzhen Factory and Pan Yu Factory in China's Guangdong Province are key production facilities for Olympus imaging and information products. They manufacture digital camera parts and IC recorders and assemble finished products. The Shenzhen Factory was opened in 1991. It is equipped with a variety of advanced systems, including sophisticated control systems for lighting and air conditioning, and maintenance programs that give priority to energy conservation. In 2007 it received an environmental excellence award from the municipal government of Shenzhen City. Like the Shenzhen Factory, the Pan Yu Factory is designed for energy efficiency, and there have been sustained efforts to reduce energy consumption since the facility was opened in 1990. Production has increased dramatically at both factories, leading to substantial increase in CO_2 emissions.

Shenzhen Factory—Advanced Energy Management

Makio Yamada, acting deputy section manager of the QA & Environmental Compliance Department of Olympus Imaging Corp., visited the Shenzhen and Pan Yu Factories in January 2006 to check facilities and engage in dialog with those working at the sites. "I found that both factories were implementing advanced energy conservation measures, but that they had reached the limits of what could be achieved locally and would need information and support from Japan. They are now achieving further reductions in CO_2 emissions in collaboration with Olympus Imaging, which administers both factories, and the Environmental Development Department, which is responsible for reducing CO_2 emissions across the entire Olympus Group. In November 2006, representatives of Olympus Imaging and the Environmental Development Department of Olympus Corporation went to China to meet with factory representatives. After monitoring the operation of facilities at the sites, they were able to introduce CO_2 reduction activities similar to those implemented in Japan. However, it was not possible to achieve dramatic reductions. In July 2007, a Japanese consulting firm conducted an energy conservation diagnosis of the Shenzhen Factory with view to achieving further improvements.

Yukinori Fujii, an energy conservation diagnosis and analysis manager in the Environmental Development Department of Olympus Corporation, recalls the collaborative efforts of factory managers and officials from his department and Olympus Imaging to facilitate the two-day on-site inspection by the consultants. "We made thorough preparations, including the collection and analysis of detailed data over a three-month period." The diagnosis by outside experts confirmed that facilities at the Shenzhen Factory were being operated at an extremely high standard. The results indicated that further major improvements would require detailed improvements to production processes, including a search for production conditions that would yield better energy efficiency. "We were very pleased when the experts recognized the sustained efforts that those working at the two sites have made with regard to facility management," says Kazuya Abe, head of human resource and general administration for Olympus Hong Kong and China Limited, who is responsible for environmental management at both facilities.

Closer China-Japan Collaboration on CO_2 Reduction Initiatives

In July 2007, Olympus began to gather data using a newly installed electric power monitoring system at the Pan Yu Factory. Information from Japan, including data analysis case studies and proposed countermeasures, is used to implement specific measures. In October these efforts were beginning to yield reductions in CO_2 emissions. According to Du Fei, head of environmental and safety administration of Olympus (Guangzhou) Industry Ltd., which runs the Pan Yu Factory, up-to-date information from China was not previously reaching Japan. "Frequent contacts with our colleagues in Japan allowed us to overcome the barriers of language and culture, and they were able to understand the situation here. Access to Japanese experience and knowledge heightened our awareness of the need for group-level efforts." All elements of the Olympus Group will continue to work closely together to find solutions to the complex problem of global warming.

CO_2 Emissions of the Olympus Group and the Two Sites in China


Group Total
China
(ton-CO2)
120,000
100,000
80,000
60,000
40,000
20,000
0
72,194
72,187
81,924
96,518
101,972
99,089
105,159
111,863
15,664
17,327
22,075
35,925
37,846
38,577
46,587
50,015
'00
'01
'02
'03
'04
'05
'06
'07 (Fiscal Year)

The Olympus Group is working to reduce CO_2 emissions at its production sites in Japan, Europe and North America by installing environmental systems when new plants are commissioned, by promoting daily energy conservation activities, and by purchasing energy derived from natural sources. Production at the Olympus sites in China has increased dramatically, and these facilities now account for around 50% of total emissions by the Olympus Group. We will continue our efforts to find solutions to this problem.




A DAY IN THE LIFE OF AFRICA

Visitors view photographs at a DITLA exhibition.

Bringing People Together through the DITLA Project

Most of the world's least developed countries are located in Sub-Saharan Africa. These are the countries that have lagged furthest behind the rest of the world in efforts achieving the Millennium Development Goals. When conflicts and famines occur in any of these countries, the impact can spread across multiple neighboring countries.

To make progress, these countries need not only official development assistance provided by governments, but also private sector investment. However, both businesses and banks have been slow to invest in Africa, compared with their activities in other regions.

Through its activities in 166 countries, the United Nations Development Programme (UNDP) has built extensive resources of detailed local information, project experience and knowledge, and risk reduction methods. We can be a powerful partner for private sector businesses.

The DITLA project has helped to shorten the perceived distance between Africa and the rest of the world, including Japan, and to raise awareness on a people-to-people level. As the threat of HIV/AIDS continues to spread, we hope that this campaign will continue in the future, and that Olympus will continue to contribute in its areas of specialization, especially imaging and medical equipment.

Shun-ichi Murata

Director, United Nations Development Programme (UNDP) Tokyo Office

Contribution to Achieve the Millennium Development Goals

Olympus provided extensive support for the "A Day in the Life of AFRICA" project and has since sponsored photographic exhibitions in various countries with the cooperation of international organizations, including the United Nations Development Programme (UNDP). Income from this project is donated for use in HIV/AIDS education, and in continuing efforts to raise awareness of the problems caused by this disease in Africa.

A Day in the Life of AFRICA Captured by 100 Photographers

On February 28, 2002, approximately 100 leading photographers were dispersed through 53 countries on the African continent. The aim of this major project was to compile a collection of photographs taken on a single day. Olympus participated in the "A Day in the Life of AFRICA" (DITLA) project as an official sponsor and supplier of photographic equipment. Olympus supplied digital cameras and accessories, as well as compact portable printers used to check photographs in the field. Olympus also provided extensive support during the implementation of the project, including 24-hour technical support, and training for the photographers, who came from 26 countries.

Many of the pictures captured by the 100 photographers provided glimpses of ordinary life in Africa, as well as the beauty of the natural environment. They also showed people filled with energy and hope. Yet in the background lurk the threats of droughts, floods, poverty, disease and conflict.

The aim of the DITLA project was to inform people throughout the world about life in Africa, and about the HIV/AIDS situation. All proceeds from the publication of the book have been used in HIV/AIDS education.

Donation of Income from Photographic Exhibition for Use in MDGs (Millennium Development Goals) Initiatives

English, French and German versions of the completed book were published to wide acclaim in over 20 countries in late 2002. Olympus also staged "A Day in the Life of AFRICA" exhibitions as part of the "Africa Year 2003" program established by the Japanese Ministry of Foreign Affairs. Originally staged at the Tokyo Metropolitan Museum of Photography, the exhibition was subsequently taken to 17 sites around the world. The photographs attracted large audiences, and many visitors said that the photographs had completely transformed their view of Africa by revealing the positive, beautiful aspects that are usually obscured by negative perspectives. With the cooperation of the United Nations Development Programme (UNDP), the exhibition was also presented at the headquarters of the United Nations in New York. The opening ceremony was attended by Ms. Nane Annan, wife of the UN Secretary General, and senior UN officials, including Under-Secretary General Ibrahim Gambari, who was the Special Adviser on Africa to the Secretary General. During the ceremony, then Olympus Chairman Masatoshi Kishimoto announced that all proceeds from the exhibition in Tokyo would be donated for use in activities contributing to the realization of the Millennium Development Goals. (This was in addition to the donation of income from the book.)

Partnership with International Organizations and the International Community

The Millennium Development Goals (MDGs) combine the United Nations Millennium Declaration with goals previously adopted at summit conferences and in other forums. The challenge for the international community is to achieve the eight goals, include the elimination of poverty and famine, and the provision of universal elementary education, as well as the prevention of the spread of HIV/AIDS and other infectious diseases, by 2015. The UNDP used the donations from Olympus contributed to a project by UNDP to produce a music CD (see photograph below) by African musicians for use in HIV/AIDS education. To mark World AIDS Day on December 1, 2007, the CD was distributed during the DITLA photographic exhibition at the National Art Museum of China in Beijing. It was also distributed to media organizations across Africa through the United Nations network. The DITLA exhibition is still being staged in various locations. In 2008, it was presented in multiple venues to coincide with the 4th Tokyo International Conference on African Development (TICAD IV) in Yokohama. The exhibition also included an MDGs corner to inform visitors about the significance of the MDGs. As a member of the United Nations Global Compact, Olympus is actively supporting efforts to achieve these goals.

A logo created to promote awareness of the MDGs

Reproduced with the permission of the Hottokenai Sekai no Mazushisa (Don't let it be - World Poverty) organization

The Millennium Development Goals (MDGs)

1. Eradicate extreme poverty and hunger
2. Achieve universal primary education
3. Promote gender equality and empower women
4. Reduce child mortality
5. Improve maternal health
6. Combat HIV/AIDS, malaria and other diseases
7. Ensure environmental sustainability
8. Develop a global partnership for development



We are the Drums for an AIDS free generation

Harmony with Local Communities

The Olympus Group promotes unique environmental initiatives and social contribution activities tailored to individual communities. This page provides brief summaries of some of these activities. More detailed reports are shown on our websites.

WEB **Japan (Only in Japanese)** http://www.olympus.co.jp/jp/corc/csr/data/2007/domestic.cfm
Overseas http://www.olympus-global.com/en/corc/csr/data/2007/overseas.cfm

Japan

Research and Development Center (Hachioji, Tokyo) Photo 1

Establishment of Clean Support Team

The Clean Support Team was established to support people with disabilities who are engaged in general work activities. Since fiscal 2007, eight people with disabilities and four full-time support personnel have been providing cleaning services in dining rooms, conference rooms, corridors and other areas in the facility, which is located in Utsugi, Hachioji City.

Hinode Plant

Sustained efforts to reduce energy consumption

Energy conservation activities include facility improvements and continuous energy conservation patrols. In fiscal 2007, Olympus also worked to raise workers' environmental awareness by encouraging them to take simple steps to save energy, such as turning off individual fluorescent lights, and lowering screens to provide shade from the sun.

Tatsuno Plant

No-Car Days

To encourage employees to use public transport or car-pooling, the second Wednesday each month was designated a no-car day. This initiative reduced CO_2 emissions by two tons each month and also helped to raise employee awareness.

Ina Plant

Eco-Product Manufacturing

Olympus is progressively switching to eco-product manufacturing. This change has necessitated improved quality management, including the control of chemical substances used in manufacturing. In fiscal 2007, ISO14001 internal audit training was provided for employees, especially those involved in purchasing. This training helped to strengthen the systems used to ensure that procurement processes meet the eco-product standards.

Mishima Plant Photo 2

Support for Blood Donation

The Mishima Plant manufactures blood analyzers. Since February 2007, it has been registered as a blood donation support center, allowing both employees and local residents to donate blood. Other initiatives to foster harmony with the local community include open days. Recently the Mishima Plant received an award from the Governor of Shizuoka Prefecture in recognition of its contribution to blood donation activities.

Tokyo Office

Installation of Drive Recorders

In March 2008, Olympus installed drive recorders with front-mounted monitor cameras in all of the approximately 500 commercial vehicles used at its 18 sites throughout Japan. The aim of this initiative is to reduce accidents and encourage safe, energy-efficient driving.

Aomori Olympus Co., Ltd. Photo 3

Tree-Planting in the Shirakami Mountains

Eighty-five employees planted 200 beech trees at a location in the Shirakami Mountains, which have been registered as a World Heritage site. The area was previously covered with cedar trees planted for logging. The aim of this project is to restore the precious natural environment of the area for future generations by planting beech trees.

Aizu Olympus Co., Ltd.

Support for Environment Festa in Aizu

In September 2007, Olympus participated in the 15th annual Environment Festa in Aizu. Activities included the use of panel displays to inform the public about environmental initiatives, and the free distribution of fertilizer made from waste food from company dining-rooms. In fiscal 2007, Aizu Olympus also hosted an environmental education program in which participants were able to observe water fleas (Daphnia pulex) through an electron microscope.

Shirakawa Olympus Co., Ltd.

Recycling Bazaar to Support Continued Tree-Planting

Goods donated by employees were sold in a recycling bazaar. The proceeds were used to support the continued planting of cherry trees in the factory grounds. The number of cherry trees at the plant has increased over the years and reached 20 in fiscal 2007.

Olympus Logitex Co., Ltd.

Fluorescent Light Leasing

To reduce costs and ensure proper recycling, Olympus Logitex has switched to leased fluorescent lights. This has reduced costs by around ¥300,000 annually compared with the previous approach of purchasing and recycling lights. Another benefit is a 150kg reduction in the amount of waste.

KS Olympus Co., Ltd.

Reducing Environment Loads from Business Activities

KS Olympus is working to minimize environmental loads resulting from its business activities by conducting environmental impact assessments for its own products as well as for Olympus Eco-Products. The aim is to supply customers with products with reduced environmental footprints.



Photo 1 Clean Support Team members at the Research and Development Center (Hachioji, Tokyo)



Photo 2 Open Day at the Mishima Plant



Photo 3 Tree-planting in the Shirakami Mountains (Aomori Olympus)

Overseas

● Europe

Olympus Europa (OE)

Christmas Cards Used to Raise Funds for International NGO

During the 2007 Christmas season, Olympus Europa decided to give donations rather than gifts by donating 50 euro cents for every Christmas card sent by the company. The money was donated to Médecins Sans Frontières (MSF, Doctors Without Borders), an international humanitarian organization.

KeyMed (Medical & Industrial Equipment) Ltd.

Natural Energy Used in New Building

A new building completed in May 2007 is equipped with a variety of environment-friendly systems, including an air-conditioning system that uses geothermal energy, and a solar hot water system.

Olympus Winter & Ibe GmbH (OWI)

Maintenance of Environmental Partnership

The company has maintained an environmental partnership with the city of Hamburg for three consecutive years since fiscal 2005, by installing new air compressors, and by optimizing air conditioning in its manufacturing facilities.

Olympus Life Science Research Europa GmbH [Irish Branch] (OLREI)

Environmental Impact Study in Preparation for Installation of Wind Power Generation System

OLREI has already switched to 100% green electric power. It now plans to generate power on-site using a wind power generation system. The company is currently conducting an environmental impact study that includes the use of acoustic measuring equipment to ascertain whether the facilities would affect the sonar capabilities of wild bats living near the proposed construction site.

● North America

Olympus America Inc. (OAI)/Olympus Imaging America Inc. (OIMA)

Support for Voluntary Community Activities by Employees

Since 2007, over 270 employees have participated in highly visible voluntary programs in local community. To date employees have given a total of 3,500 hours for community service initiatives. Olympus America also supports voluntary activities by donating money to community subsidy funds.

Olympus Canada Inc. (OCI)

Bowling Tournament Used to Foster Employee Friendships and Promote Cancer Eradication Efforts

OCI's work force has increased by over 30% in the past year. It has staged a number of events to improve in-house communication and foster friendship among employees. These include a bowling tournament, which also had a goal of promoting colorectal cancer eradication efforts.

Olympus Medical Equipment Service America Inc. National Service Center (NSC)

Car-Pooling Promotion, Establishment of Numerical Targets

To reduce greenhouse gas emissions, the company is promoting car-pooling and the use of public transport. Initiatives include the provision of parking spaces close to buildings for vehicles used for car-pooling. Employees car-pooled on a total of 3,600 days, exceeding the target of 3,100 days.

● Asia and Other Regions

Olympus (Guangzhou) Industrial Ltd. [Pan Yu Factory] (OGZ)

Production Safety Award (Grade A)

The company is working to improve safety awareness and protective skills among its employees by holding safety seminars and fire-fighting drills and publishing safety information. In the current year it received a production safety award (Grade A) from the government of Guangzhou City.

Olympus (Shenzhen) Industrial Ltd. (OSZ) Photo 4

In-House Craft Exhibition

Olympus (Shenzhen) Industrial staged an in-house exhibition of craft items made using waste materials. The environmentally themed event featured 53 items. Prizes were presented for the best products.

Olympus Optical Technology Philippines, Inc. (OPI)

Participation in Government Tree-Planting Program

During Environment Week in September 2007, the company held in-house screenings of the film, An Inconvenient Truth. It also raised environmental awareness among its employees by planting trees along an expressway on Cebu Island. This initiative formed part of the Philippine government's Green Philippines Program, the aim of which is to plant 20 million trees.

Olympus Latin America, Inc. (OLA)

Emergency Donation of Microscope to University

The day after the School of Sciences of the Universidad Austral de Chile was devastated by a major fire, Olympus Latin America made an emergency donation of money and a BX51 advanced polarization microscopes to support the continuation of research activities.



Photo 4 Craft products made from reuse/recycled materials (OSZ)

Regional Breakdown of Workforce

Consolidated number of employees: 35,772
(As of March 31, 2008)



= Thousands of employees
Europe
20.6%
Asia
35.1%
Japan
34.6%
North America
9.1%
Other Regions
0.6%

Summary of Performance Data for Economic, Social and Environmental Activities

The following data were extracted from information about the business operations and social and environmental activities of the Olympus Group. Please visit the following websites for current information and detailed data.

WEB **Details of economic performance** http://www.olympus-global.com/en/corc/ir/
Details of social and environmental activities http://www.olympus-global.com/en/corc/csr/

Overviews of Business Operations

Established: October 12, 1919
Headquarters: Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan
Business activities: Manufacture and sale of precision machinery and instruments
Capital: ¥48,332 million

Consolidated Net Sales Ratio by Segment in Fiscal 2007


Others 6.2%
Imaging
Information communication
Medical
Life science 11.6%

Consolidated Net Sales Ratio by Region in Fiscal 2007


Others 2.3%
Asia 12.3%
Japan
Europe
North America

	Unit	FY2005	FY2006	FY2007
Economic WEB				
Consolidated net sales	[million yen]	978,127	1,061,786	1,128,875
Operating income	[million yen]	62,523	98,729	112,623
Net income	[million yen]	28,564	47,799	57,969
Social				
Consolidated number of employees	[individuals]	33,022	32,958	35,772
Environmental WEB				
Eco-products				
Number of Olympus Eco-products registered	[cumulative]	27 (34)	44 (78)	341 (112)
Product shipments	[tons]	4,309	4,555	5,129
Usage of packaging materials	[tons]	2,554	2,456	2,692
Eco-facilities				
Global warming prevention				
Energy consumption	[TJ]	1,813	1,905	2,030
CO_2 emissions	[tons-CO_2]	104,658	111,030	114,890
- CO_2 emissions from energy system	[tons-CO_2]	99,089	105,159	111,863
- CO_2 emissions per unit of sales from energy system (compared with FY1990 level)	[%]	69.4	63.5	61.3
- CO_2 emissions from non-energy system	[tons-CO_2]	5,569	5,871	3,027
CO_2 emissions during transportation	[tons-CO_2]	76,259	99,256	109,197
Reducing waste and recovering resources				
Total discharges*1	[tons]	4,758	5,238	5,577
Discharges per unit of sales (compared with FY2000 level)	[%]	71.6	68.0	65.8
- Landfill waste*2	[tons]	448	467	407
- Recycled waste	[tons]	4,311	4,771	5,170
- Recycling into valuable resources	[tons]	1,265	1,637	2,250
Chemical substances control				
PRTR-listed substances	[tons]	27.7	27.0	27.9
Reducing total usage of water				
Total water usage	[m^3]	225	238	253
Eco-management/communication				
Employees at ISO14001-certified sites	[individuals]	23,141	24,074	24,120

*1 Discharge (waste) means landfill waste as well as recycled waste and does not include waste recycled into valuable resources.
*2 Waste emitted for landfill disposal as a prerequisite. Such waste undergoes volume reduction, such as incineration, and some of the residues are sent to landfills.

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After completing the questionnaire, you can simply fax it to us. To send it by mail, please fold it into an envelope according to the following instructions.



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Results of Questionnaire on the *Olympus Corporate Social Responsibility Report 2007.*

We would like to thank the many people who submitted opinions and impressions concerning the *Olympus Corporate Social Responsibility Report 2007*. Your views have been reflected in *Olympus Corporate Social Responsibility Report Digest 2008* and our CSR/Environment website.

Status of readers of the *Olympus Corporate Social Responsibility Report 2007*



- ■ Customer 7.2%
- □ Supplier 5.5%
- □ Shareholder 1.4%
- □ Government official 1.0%
- □ Person involved in researcher/education 3.1%
- Media worker 0.0%
- □ Member of CSR/environmental organization...... 2.7%
- Corporate CSR/environmental officer 5.5%
- □ Student 1.4%
- □ Resident near Olympus Group facility 1.7%
- ⁚⁚ Olympus Group employee/family member 70.4%

Understandability of the Report


Comments from employees and their family members (Total responses: 205)
0.5%
4.9%
6.3%
13.0%
26.9%
1.9%
13.0%
45.4%
27.3%
External comments (Total responses: 108)
61.0%

Details of Our Activities


Comments from employees and their family members (Total responses: 205)
1.0%
2.9%
7.8%
14.8%
27.8%
3.7%
13.0%
40.7%
37.6%
External comments (Total responses: 108)
50.7%

■ Very good □ Good ⁚⁚ Average □ Not very satisfactory □ Unsatisfactory ⁚⁚ No response

Comments Concerning the *Olympus Corporate Social Responsibility Report 2007*

Comments	Actions taken in relation to the *Olympus Corporate Social Responsibility Report Digest 2008*, CSR website
· The booklet has been condensed, with the result that some pages contain too much information. The articles should be more focused. · The printed letters are too small.	The booklet provides an overview of the Olympus CSR vision, CSR and environmental activity policies, together with focused coverage of areas in which there are significant results in fiscal 2007. Detailed information has been released on the website.
· It is not possible to find information according to the interests of stakeholders.	The website now features an introductory page listing recommended information according to the interests of stakeholders.

How to Read the Booklet and Website

Overview of CSR Information

The Olympus Corporate Social Responsibility Digest 2008 provides a simplified overview of the activities of the Olympus Group through the disclosure of new initiatives in fiscal 2007 and coverage of selected key items. Comprehensive information and detailed case studies relating to the CSR activities of the Olympus Group are provided on the website.


Olympus Corporate Social Responsibility Digest (Booklet)
Olympus Corporate Social Responsibility Report
Website Page on Investor Relations
http://www.olympus-global.com/en/corc/ir/
Detailed information
Economic performance report
Website Page on CSR Activities
http://www.olympus-com/en/corc/csr/
Detailed information
Social performance report
Environmental performance report

"WEB" Mark WEB

The WEB mark indicates that more detailed information is available on the website. Refer to the website to learn about items in the booklet in greater depth.

WEB For detailed information
→ **http://www.olympus-global.com/en/corc/csr/wdata/**


Web Detailed Materials are available on the website.
Recommended information for readers Recommended information is provided for our each readers (customers, shareholders, investors, local communities, employees, etc.).

Olympus CSR website:
http://www.olympus-global.com/en/corc/csr/

OLYMPUS®

Your Vision, Our Future

Thank you for reading the *Olympus Corporate Social Responsibility Report Digest 2008*. Please take the time to send us your comments and impressions.

To: Quality and Environment Administration Division, Olympus Corporation

Fax: +81-42-642-9017

Questionnaire

Q 1 What were your impressions of the information disclosed in this booklet and on the website?

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Please indicate any aspects that you found especially memorable.

[ ]

Q 2 Please state your views on the understandability of this booklet, and on the activities described by entering numbers in the blank spaces in the following table.

5. Very good 4. Good 3. Average 2. Poor 1. Very poor

Also, please tick the boxes against any items that you found interesting.

Content	Understandability of report	Assessment of activities	Reasons Please indicate any aspects that you found especially memorable.
☐ Overall	( )	( )	
☐ Olympus Vision	( )	( )	
☐ Olympus Group *Social Responsibility Report Digest FY 2007*	( )	( )	
☐ Feature 01: Policies for Corporate Activities	( )	( )	
☐ Feature 02: Involvement with People	( )	( )	
☐ Feature 03: Harmony with the Environment	( )	( )	
☐ Feature 04: Good Relationship with the Communities	( )	( )	
☐ Harmony with Local Communities	( )	( )	
☐ Summary of Performance Data for Economic, Social and Environmental Activities	( )	( )	
☐ Targets for Future Social and Environment Activities	( )	( )	
Other aspects	Number of pages	☐ Too many ☐ Average ☐ Too few	
	Design	☐ Good ☐ Average ☐ Poor	

Q 3 Please indicate aspects that you found good, and those that require improvement.

Good points

[ ]

Improvement needed points

[ ]

Q 4 How did you become aware of this booklet?

☐ Sent by Olympus ☐ Newspaper/magazine ☐ Exhibition/seminar
☐ Olympus website ☐ Olympus employee
☐ Other (please state) [ ]

Q 5 In what capacity did you read this booklet?

☐ Customer ☐ Supplier ☐ Shareholder ☐ Government official
☐ Person involved in researcher/education ☐ Media worker
☐ Member of CSR/environmental organization
☐ Corporate CSR/environmental officer ☐ Student
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* Information provided by individuals will be used only as reference information for CSR activities by Olympus, for the mailing of future editions of this booklet to those who have so requested, and for responding to questions, etc. It will not be used for any other purpose whatsoever. For detailed information about the handling of personal information, please refer to the section of our website (http://www.olympus.co.jp/) concerning the protection of personal information.

Targets for Future Social and Environment Activities

In fiscal 2008, the Olympus Group will continue to implement social and environmental initiatives toward the achievement of the following targets, as contained in the Medium-Term Corporate Strategic Plan adopted in 2006.

Targets for FY2008 and beyond

Policies for Corporate Activities

Reinforcement of internal control systems	· Continuing revision and improvement of internal control systems · Preparation of internal control system report in accordance with the Japanese SOX Act (June 2009)
Ensuring compliance	· Continuing efforts to raise compliance awareness of employees · Guidance and support to improve compliance-related initiatives in each specialization/function category
Service reforms for VOC management	· Application of "voice of customer" (VOC) perspectives at all stages from product planning and design to manufacturing, sales and customer support · Sharing of VOC information, including global information, and reinforcement of customer-focused management systems
Implementation of procurement policies	· CSR based on cooperation and mutual respect with suppliers

Working with People

Reinforcement of workplace management	· Company-wide management training based on new human resource management system to be introduced in FY2009 · Regular updating of executive support systems to clarify roles in business site administration and line-based human resource functions
Creation of amenable working environments and promotion of employee health	· Formulation of measures to support advancement for female employees · Expanded implementation of health measures based on lifestyle improvement

Harmony with the Environment

Eco-products Creation of advanced environmentally responsible products	· Expansion of sales of environment-friendly products
Eco-facilities Realization of environmentally efficient management	· 50% reduction in energy-related CO_2 emissions per unit of sales by FY2010 (compared with FY1990 level) · 50% reduction in total waste discharges per unit of sales by FY2010 (compared with FY2000 level)
Eco-management Implementation of global environmental management	· Reinforcement of environment-related regulatory compliance systems and environmental risk management
Eco-communication Improvement of environmental communication	· Enhancement of environmental protection and social contribution activities, improvement of environmental education

Working with Communities

Building a good relationship with society	· Continued implementation of social contribution activities based on Olympus characteristics

Smile for the Earth

This logo mark symbolizes the environmental activities of the Olympus Group, which is involved in beneficial activities for the earth and human beings, so that together we can smile like this.

OLYMPUS®

Olympus Corporation

Contact

CSR Department, CSR Division

Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: +81-3-6901-9299 Fax: +81-3-3340-2062
E-mail: csr_info@ot.olympus.co.jp

Quality and Environment Management Department,
Quality and Environment Administration Division

2951 Ishikawa-cho, Hachioji-shi,
Tokyo 192-8507, Japan
Tel: +81-42-642-5125 Fax: +81-42-642-9017
E-mail: environ@ot.olympus.co.jp

Olympus CSR Website http://www.olympus-global.com/en/corc/csr/

Issued in August 2008 (previous edition issued in August 2007)
Circulation: 4,000 copies
Next volume scheduled for issue in August 2009
X020-08E 0808T Printed in Japan
This booklet was produced using FSC-certified paper.

OLYMPUS

Exhibit A-2

Your Vision, Our Future

I N F O R M A T I O N

September 1, 2008

Olympus Medical Systems Developed the Concept Model, "Multi-Tasking Endoscope System," Toward the Realization of Future Minimally Invasive Therapies to Surpass Laparoscopic Surgery

Olympus Medical Systems Corporation (President: Haruhito Morishima) has developed the "Multi-Tasking Endoscope System" concept model for the realization of new minimally invasive therapies such as NOTES™ (*1) (a new endoscopic surgery technique using flexible endoscopes), and to support further advances in the use of endoscopic surgery techniques in order to reduce the impact of surgery on patients.

This concept model aims to contribute to the observation and treatment of internal organs within the ventral cavity with a system that has the excellent operability of a flexible endoscope with two arms fitted on its end. As the doctor operates the arm manipulator, the two arms will move up and down and from side to side. The specially-developed therapeutic devices inserted in the arms will rotate and move back and forth. The tip portions will open and close.

We will continue our efforts toward the realization of this concept while we cooperate with doctors involved in basic research to improve medical devices for new surgical procedures.

*1 Natural Orifice Translumenal Endoscopic Surgery™ (NOTES™) is a technique that straddles the boundary between surgery and internal medicine. It involves the use of flexible endoscopes to approach the abdominal cavity via lumenal organs, such as the stomach, colon, uterus or bladder. This technique has been an active area of basic research around the world to reduce the impact of surgery on patients,.

This concept model will be put on display at the 11th World Congress of Endoscopic Surgery that will start on September 2 and run until September 5, 2008 at Pacifico Yokohama. (organizing president: Professor Seigo Kitano, Oita University Faculty of Medicine)





Concept model
"Multi-Tasking Endoscope System"

Two arms on the end of
the flexible endoscope

• Background of Technological Development

For several decades Olympus has been the technological leader in endoscopy and an innovator in minimally invasive surgery. Our organization is widely involved in the field of minimally invasive diagnosis and therapy, with products ranging from gastrointestinal endoscopes and EndoTherapy devices to surgical endoscopes and therapeutic devices. Through its partnership with gastroenterologists and surgeons and their respective professional societies, Olympus listens to the needs of clinicians and provides solutions that benefit patients' quality of life. Olympus is committed to supporting fundamental research in emerging transdisciplinary therapies that will advance and potentially revolutionize minimally invasive therapies, such as NOTES™, and is also contributing to the development of technology that will contribute to the establishment of future minimally invasive therapies, including NOTES™, through the merging technologies of gastrointestinal endoscopes, EndoTherapy devices and surgical endoscopy equipments.

A slogan expressing our efforts to create the minimally invasive therapies of the future

Laparoscopy
Merging Technologies™
Endoscopy

Haruhito Morishima, President, Olympus Medical Systems Corporation.

"Laparoscopic surgery, which was developed in the late 1980s, has less impact on patients than laparotomy. To take an example to show how common laparoscopic surgery has become, most cholecystectomies are performed laparoscopically in developed countries. As the technological leader in endoscopy, we will support doctors' basic research activities for

further progress in the development of minimally invasive therapies. At the same time, we intend to work on the development of new equipment by merging the technologies of gastrointestinal endoscopes, therapeutic devices and surgical endoscopes.

•"Multi-Tasking Endoscope System"

1. Two highly powerful, and multi-degree-of-freedom arms fitted on the end of a flexible endoscope

The two arms fitted on the end of the flexible endoscope have a bendable part, whose rigidity has been enhanced to be able to lift an organ or a piece of tissue. This system has also achieved excellent operability. The two arms can move up and down and from side to side, while the therapeutic devices inserted in the arms can rotate and move back and forth. The tip portions can also open and close.

2. Intuitively operable arm manipulator

With both hands, the operator can manipulate the two mechanically-driven arms at will, as if operating therapeutic devices for laparoscopic surgery.



3. Replaceable therapeutic devices especially developed for this system to perform complex procedures

The two multi-degree-of-freedom arms have a variety of replaceable therapeutic devices that can be fitted in the arms. In addition, the flexible endoscope has a forceps insertion channel that allows the use of regular therapeutic devices. Therefore, the operator can perform complex procedures, using up to three devices.

* Any name of a company or a developed item included in this release is a trademark or a registered trademark of the company or the developer.

OLYMPUS

Exhibit A-3

Your Vision, Our Future

I N F O R M A T I O N

September 19 2008

Global Warming Witness - Mitsuaki Iwago Special
Part 3: Shiretoko, Japan "Our Earth's true nature" due for general launch October 24

On October 24 2008, Olympus Corporation (President: Tsuyoshi Kikukawa) will officially launch Part 3 of the Global Warming Witness - Mitsuaki Iwago Special website, this time featuring Japan's Shiretoko Peninsula. Precious photographs documenting the changing seasons in Shiretoko plus the latest video footage from this renowned Japanese nature photographer's expeditions to the region will be released in long-running serial format over a period of around six months, updated monthly.

The volume of ice drifting into Shiretoko during the region's harsh winters is declining annually, with global warming a suspected culprit. To Mitsuaki Iwago's eyes, the melting ice floes have lost their sharp corners and have become "gentler." Since time eternal, ice floes drifting into Shiretoko have brought nutrients for the sea, attracting vast shoals of the fish that provide a food source for rare birds such as Steller's sea eagle (Haliaeetus pelagicus) and the white-tailed eagle (Haliaeetus albicilla). These same seas are also the repository for nutrients produced in the region's forests and carried to the ocean via its rivers. For this latest Global Warming Witness project Iwago will use his lens to capture majestic Steller's sea eagles and white-tailed eagles taking flight from these "gentler" ice floes; killer whales passing through the seas off the Shiretoko Peninsula, and brown bears awakening early from hibernation in a still snow-filled forest. Here in Shiretoko, a microcosm of the Earth's environmental systems, Mitsuaki Iwago will paint a picture of our planet's true face.



Cape Puyuni, Shiretoko

Shot by Mitsuaki Iwago using the E-3 Olympus digital SLR

Global Warming Witness - Mitsuaki Iwago Special (URL: http://www.olympus.co.jp/gww)

The aim of the Global Warming Witness website is to encourage visitors to think more about the natural environment -- in particular global warming, an issue that currently dominates public environmental discourse -- by presenting vivid, natural images of the landscapes and fauna of the Shiretoko UNESCO World Heritage Centre through the eyes of internationally-renowned wildlife photographer Mitsuaki Iwago.

In 2006 Iwago traveled on a photo-shooting odyssey to Canada's Wager Bay in the planet's far north, and in 2007 to Africa's majestic Kilimanjaro, just south of the equator. For the third expedition in the GWW series, in 2008, Iwago has shifted his focus to the temperate zones, most favored for human habitation, turning his lens this time on Shiretoko, Japan, just such a region but one with a unique ecosystem, to capture its scenes throughout all four seasons based on a theme of "Our Earth's true nature." Beautiful seasonal landscapes and the creeping impact of global warming on those landscapes will be shown on the website via still photographs and video footage. A photo contest is also being held on the same theme, giving successful entrants the opportunity to share their observations of the natural environment with a global audience.

Accompanying material

1. Coverage of Shiretoko throughout the year

Internationally renowned wildlife photographer Mitsuaki Iwago will travel to the Shiretoko World Heritage site for the Global Warming Witness - Mitsuaki Iwago Special series five times over the course of a year to capture from his own unique perspective the region's natural surroundings and wildlife in each of spring, summer, autumn and winter. In this venture, he will build up a comprehensive year-round picture of the ecological marvels of Shiretoko, including the dwindling winter ice floes off the Shiretoko Peninsula and the various eagles, seals and other creatures that make their homes there; in spring, brown bears awakening early from winter hibernation, and in summer, the sperm whales that frequent the Sea of Okhotsk.

Using this valuable visual record, the website will explore the effects of global warming, which poses a potential threat not only to the natural environment and creatures living in it, but to our own way of life as well.

2. High-resolution photographs taken by Mitsuaki Iwago using the E-3, plus broadband movie footage of his expeditions

Gallery pages composed of photographs taken by Mitsuaki Iwago plus video footage of Iwago's Shiretoko photo shoots will be published on the website. These will be renewed around seven times, with a final update in March 2009.
All photographs presented on the site will be shot using the E-3 high-resolution digital single reflex camera, and visitors to the site will be able to view Iwago's dynamic images in combination with video footage of the relevant photo shoot.

3. GWW*1 photo contest

The GWW website is currently running a photo contest on the theme of "Nature and wildlife you want to protect"
http://www.olympus.co.jp/en/gww/Siretoko/exhibition/photocon/index.html and the subjects can be attractive landscapes, cherished animals etc. Entries close November 30 2008. With Mitsuaki Iwago as head of the judging panel, which also includes guest judge TV announcer Christel Takigawa, the contest will give members of the public the opportunity to share their environmental concerns with a wide audience through the medium of photography. The enticing lineup of prizes for the best entries includes an E-3 digital camera with an interchangeable lens for the top prize winner, and an E-520 lens kit. Winning photos will also be displayed at a Global Warming Witness - Mitsuaki Iwago Special exhibition scheduled for February 2009.
*1 Global Warming Witness

4. Collaboration with WWF*2 Japan

WWF Japan is the Japanese branch of the world's largest non-governmental conservation organization. WWF Japan has been collaborating with Olympus for 25 years now since 1983, and has also lent its support to the Global Warming Witness - Mitsuaki Iwago Special project, including supplying information on global warming's impact on wild animals.
*2 WWF (Worldwide Fund for Nature)
As the world's largest conservation organization, WWF enjoys the support of over five million members in around 100 countries. Established in 1961 to protect wild animals threatened with extinction, WWF has now expanded its sphere of activity to encompass environmental issues such as global warming and pollution by toxic chemicals. WWF also aims to build a world in which people and nature can coexist, for example by promoting sustainable use of timber, marine products and other natural resources.

Mitsuaki Iwago: profile

Born 1950 in Tokyo. Inspired to pursue a career in wildlife photography following a visit to the Galapagos at the age of 19 where he was astounded by the natural wonders on show, since then Iwago has crisscrossed the globe capturing natural wonders on camera. His distinctive use of color and contrast has attracted widespread attention in the overseas media, and his work is highly acclaimed both at home in Japan and abroad, with a portfolio that includes two covers for *National Geographic. Okite,* a collection of photos taken during a stay in Serengeti National Park, was translated into English, the English title being *Serengeti: Natural Order on the African Plain* and the book has proved to be a long seller. In recent years Iwago has traveled the world using an Olympus digital SLR to photograph myriad landscapes and wildlife, from polar bears in the far north of Canada to giant pandas and ibises in China; expeditions that have allowed him to witness firsthand the dramatic changes in the global environment and the impact of human activity, which he continues to depict through a variety of media. Iwago's photos can be viewed at www.digitaliwago.com as they become available.

Inquiries to:
Kenta Nakade, Public Relations and Investor Relations,
Olympus Corporation
Shinjuku Monolith
2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: 03-6901-4295 (direct line) Fax: 03-3340-2130
http://www.olympus.co.jp/

Exhibit A-4

OLYMPUS

Your Vision, Our Future

I N F O R M A T I

September 22, 2008

"Olympus E-System"
Four Thirds System-compliant
New Interchangeable Lens Type Digital SLR Camera Under Development

FOURTHIRDS

Olympus Imaging Corporation (President: Masaharu Okubo) is developing a new interchangeable-lens digital SLR (single lens reflex) within the Olympus E-System. This new Four Thirds-compliant camera reinforces the company's commitment to the standard.
Positioned as a mid-level model, this new interchangeable-lens digital SLR camera is intended for anyone who wants to express their creativity through photography, whether they are an amateur just starting out or a profession with years of experience behind them. Introduction of the new camera is expected in the first quarter of the year 2009.
The developed camera will be exhibited as a reference product at Photokina 2008, the world's biggest trade fair for the photographic and imaging industries held at the Cologne Trade Fair in Cologne, Germany, on 23 to 28 September in this autumn.

At the last Photokina in the autumn of 2006, Olympus declared in 2007, the second chapter in the story of the Olympus E-System would begin. One of the highlights of this chapter was the incorporation of "Full-Time Live View" function as a standard function for the first time in the industry, adding to the excitement already generated by other distinctive features of the E-System such as the "100% Digital-Dedicated Design" and "Dust Reduction System." At present, the E-System camera lineup includes popular models such as the E-420 and E-520, as well as the flagship E-3. All of these cameras provide digital SLR camera users with the high picture quality, superior reliability and exceptional portability they need.

The camera announced today is being developed as an advanced amateur model that will be positioned between the E-520 and E-3. In terms of quality and performance, however, there is nothing mid-level about this model. It will inherit all the outstanding features of the E-3 such as the high-speed AF system using 11-points-full twin cross sensor and the built-in image stabilization mechanism with a correction effect of max. 5 EV steps[*1]. Other features include a new and updated feature to replace the current splash- and dust-proof function. Olympus hopes to release this new camera in the first quarter of the year 2009.

With the introduction of this new camera, Olympus will expand its line of Four Thirds System-compliant digital SLR cameras, providing a wider range of choices to a wider range of users from serious amateurs to professionals.

<Outline of Developed Product>

Category	Product Name	Launch Date	MSRP
Four Thirds System-compliant, Lens interchangeable type digital single lens reflex camera	Not determined	First quarter of the year 2009	Not determined

+1. According to our in-house test conditions


OLYMPUS

Developed Product: Olympus E-System interchangeable-lens digital SLR camera positioned as a mid-level model

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

OLYMPUS

Your Vision, Our Future

Exhibit A-5

INFORMATION

September 22, 2008

"Olympus E-System"
Micro Four Thirds System-compliant
New Interchangeable Lens Type Digital Camera Under Development

MICRO
FOURTHIRDS

Olympus Imaging Corporation (President: Masaharu Okubo) today announced that it has begun development of an interchangeable lens type digital camera based on the "Micro Four Thirds System."

Development of the camera will bring dramatic reductions in size and weight to the Olympus E-System, and will comply with the new Micro Four Thirds System standard jointly announced with Matsushita Industrial Co., Ltd.(Panasonic) on August 5. From September 23 through 28, a concept mock-up of the camera will be exhibited at "Photokina 2008", the world's biggest trade fair for the photographic and imaging industries held at Köln Messe, Cologne, Germany.

The global market for interchangeable lens type digital cameras is growing steadily, but still only accounts for a 7% share of the total digital camera market. Considering the much larger share held by interchangeable lens type digital cameras when film was the dominant imaging medium, it seems that there is still ample room for sales growth in this category. Market surveys, however, indicate that more than a few customers choose compact models because they find digital SLR cameras to be "big, heavy, and difficult to operate."

The Micro Four Thirds System standard was established to meet this need by enabling the development of radically more compact and lightweight interchangeable lens type digital camera systems. The camera currently under development will be the first Olympus camera to comply with the Micro Four Thirds System standard, and interchangeable lenses that comply with the standard are also moving ahead. In addition, users will be able to mount existing Four Thirds System wide-angle, telephoto, and macro lenses on Micro Four Thirds System bodies via an adapter.

Product name, launch date and retail price of an interchangeable lens type digital camera based on the "Micro Four Thirds System" are not determined now.

Olympus Imaging is also committed to the Four Thirds System, and will continue to expand its line-up of digital SLR cameras to satisfy a broad spectrum of customer needs. This includes the professional photographer, aspiring artist, hobbyist, and everyday consumer.

Outline of the Micro Four Thirds standard

The Micro Four Thirds standard was designed and developed to maximize the performance potential of digital imaging technology, and to extend the benefits of the Four Thirds System standard for digital camera systems.

When compared to the Four Thirds System standard, the primary distinguishing features of the Micro Four Thirds standard are:

1) Approximately 50% shorter flangeback distance (mount-to-sensor distance)
2) Lens mount outer diameter approximately 6mm smaller
3) Electrical contacts in mount increased from 9 to 11

* *Image sensor diagonal dimensions are the same for both Four Thirds System and Micro Four Thirds System standards.*

The Micro Four Thirds System enables users to enjoy the same high image quality of the Four Thirds System's 4/3-type image sensor in a much more compact body, and also take advantage of significantly more compact lenses, particularly in the wide-angle and high-power zoom range. The Four Thirds System offers the benefits of compact, lightweight performance, and the new Micro Four Thirds System takes this still further to enable development of ultra-compact interchangeable lens type digital camera systems unlike anything seen before. The new Micro Four Thirds System also incorporates a greater number of lens-mount electrical contacts for the support of new features and expanded system functionality in the future.

RECEIVED

2008 OCT 17 A 9:21

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English summaries to these Japanese language documents as follows:

Press Releases:

1. Japanese press release dated August 26, 2008: Olympus Imaging Corp. will commence the sale of the "μ 1050SW" compact digital camera in the "μSW (Shock & Waterproof) Series" from September 6, 2008.

2. Japanese press release dated August 26, 2008: Olympus Imaging Corp. will commence the sale of the "CAMEDIA SP-565UZ" compact digital camera from September 20, 2008.

3. Japanese press release dated August 29, 2008: Olympus Medical Systems Corp., together with other companies who support the "Brave Circle" campaign to eradicate colorectal cancer and comprise the members of the Brave Circle Management Committee, will sponsor forums for residents to discuss colorectal cancer to be held in eight hospitals throughout Tokyo in September and October 2008.

4. Japanese press release dated September 5, 2008: Olympus Visual Communications Corp. and Nippon BS Broadcasting Corporation have agreed to cooperate on 3D projects, including the broadcast of a new program entitled "Refresh 3D" and the world's first* 3D commercial from October 2008.
   * As of September 5, 2008

5. Japanese press release dated September 10, 2008: Olympus Medical Systems Corp. obtained approval from the Ministry of Health, Labor and Welfare of Japan to manufacture and sell its capsule endoscope systems in Japan on September 8, 2008.

6. Japanese press release dated September 11, 2008: Olympus Imaging Corp. will commence the sale of the "Voice-Trek DS-51" and the "Voice-Trek DS-61", two new models of IC recorders in the "Voice-Trek DS Series", in mid-October 2008.

7. Japanese press release dated September 11, 2008: Olympus Imaging Corp. will commence the sale of the "Voice-Trek DS-71", a new model of IC recorder in the "Voice-Trek DS Series", in mid-October 2008.

8. Japanese press release dated September 16, 2008: Olympus Imaging Corp. will hold a promotional campaign from September 19, 2008 to January 12, 2009 in which customers who purchase products (such as a camera body, lens or flash) in connection with the "E-520" or "E-420" models of digital single-lens reflex cameras can receive either a 10,000 yen or a 5,000 yen refund.

9. Japanese press release dated September 17, 2008: Olympus Imaging Corp., in cooperation with Artéfactory Inc., will hold a photo exhibition at Tōji Temple in Kyoto

from January 17, 2009 to February 1, 2009. The exhibition will feature the most popular photos among those which have been uploaded onto the Fotopus website, ranked on the basis of voting and downloads by members.

10. Japanese press release dated September 17, 2008: Olympus Medical Systems Corp., together with two other companies who support the "Brave Circle" campaign to eradicate colorectal cancer, will sponsor an event entitled "Brave Circle Talk 2008 - Expanding the Circle Working Towards the Eradication of Colorectal Cancer Through Music!" in Tokyo on September 24, 2008. The event will feature musical guests and medical professionals.

11. Japanese press release dated September 19, 2008: Olympus Medical Systems Corp., together with two other companies who support the "Brave Circle" campaign to eradicate colorectal cancer, will sponsor the installation of seventeen billboards in Harajuku station featuring information on colorectal cancer and clinical examinations from September 24, 2008 to September 30, 2008.

12. Japanese press release dated September 29, 2008: Olympus Visual Communications Corp. will commence the sale of a training DVD aimed at developing 3D vision, dynamic vision and other visual capabilities necessary to athletes from October 20, 2008.

13. Japanese press release dated September 30, 2008: Olympus Medical Systems Corp. will commence the sale of four new products, the Dual Knife, the Hook Knife, the Core Grasper and a videoscope for the large intestine, starting in mid-October 2008. The products are minimally-invasive and can be used in the treatment of early stage colorectal cancer.

END